UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 26, 2012

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

[Translation]

June 26, 2012

To Shareholders

Yasuhiro Sato
President & CEO
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

NOTICE OF RESOLUTIONS OF

THE 10TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the report was given and the resolutions were adopted or rejected at the 10th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) held on the date hereof as set forth below.

Description

Report Item:	Report on the Business Report for the 10th fiscal year (from April 1, 2011 to March 31, 2012), on the consolidated financial statements, on the financial statements and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

The details of the above were reported.

Matters to be Resolved:

<Company’s Proposals (Proposals 1 through 3)>

Proposal 1:	Disposal of surplus

This proposal was resolved and approved as originally proposed.
The amount of dividends on common stock at the end of this fiscal year was determined to be JPY 3 per share (the annual cash dividends including interim dividends amount to JPY 6 per share for this fiscal year).

The amount of dividends on each class of preferred stock at the end of this fiscal year was also determined to be the respective prescribed dividend amounts.

Proposal 2:	Appointment of three (3) Directors

Mr. Takashi Tsukamoto, Director, has been reappointed to reassume his office and Messrs. Hideyuki Takahashi and Daisaku Abe, two (2) Directors in total, have each been newly appointed to assume the office of Director.

Proposal 3:	Appointment of one (1) Corporate Auditor

Mr. Masami Ishizaka, Corporate Auditor, has been reappointed to reassume the office of Corporate Auditor.

Mr. Masami Ishizaka is an “outside corporate auditor” as provided for in Article 2, Item 16 of the Company Law.

<Shareholders’ Proposals (Proposals 4 through 13)>

Proposal 4:	Partial amendment to the Articles of Incorporation

This proposal was rejected.

Proposal 5:	Partial amendment to the Articles of Incorporation (Evaluation of stock in the case of having an interest in a company subject to the evaluation)

This proposal was rejected.

Proposal 6:	Partial amendment to the Articles of Incorporation (Exercise of voting rights of shares held for strategic reasons)

This proposal was rejected.

Proposal 7:	Partial amendment to the Articles of Incorporation (Concerning disclosure of policy and results of officer training)

This proposal was rejected.

Proposal 8:	Partial amendment to the Articles of Incorporation (Disclosure of compensation paid to each officer)

This proposal was rejected.

Proposal 9:	Partial amendment to the Articles of Incorporation (Cooperation in research on eligibility of welfare recipients)

This proposal was rejected.

Proposal 10:	Partial amendment to the Articles of Incorporation (Relaxing of the restriction on the number of characters available with regard to a shareholders’ proposal)

This proposal was rejected.

Proposal 11:	Partial amendment to the Articles of Incorporation (Prohibition on considering a blank vote as approval for the Company’s proposal and as disapproval for the shareholder’s proposal)

This proposal was rejected.

Proposal 12:	Partial amendment to the Articles of Incorporation (Separation of the chairman of a meeting of the Board of Directors and CEO)

This proposal was rejected.

Proposal 13:	Partial amendment to the Articles of Incorporation (Establishment of liaison for whistle-blowing at the Board of Corporate Auditors)

This proposal was rejected.

-End-

Re: Payment of Dividends

Dividends shall be paid by either of the following methods.

•	To receive dividends with a dividend voucher:

Please find the payment method described on the “Dividend Voucher” enclosed herewith and receive dividends at a counter of the Japan Post Bank Co., Ltd. or a post office, etc., nearest you.

*	If you would like dividends to be sent to your account from next time, please make the necessary arrangements by contacting the securities company with which you have an account.

•	If you have designated a transfer account:

Please see the dividend-related documents enclosed herewith.

3